EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income from Continuing Operations	$104,691	$64,075	$21,351	$193,341	$124,335	$220,224	$156,501
Fixed Charges	66,670	71,892	138,712	143,410	156,844	148,110	81,451
Adjusted Earnings	$171,361	$135,967	$160,063	$336,751	$281,179	$368,334	$237,952

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$66,670	$71,892	$138,712	$143,410	$156,844	$148,110	$81,451
Preferred distributions	14,940	14,940	29,880	29,880	29,880	26,769	7,656

Combined Fixed Charges and Preferred Distributions	$81,610	$86,832	$168,592	$173,290	$186,724	$174,879	$89,107

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.10x	1.57x	0.95x	1.94x	1.51x	2.11x	2.67x